Exhibit 99.1

Magic Empire Global Limited Announces First Half 2025 Unaudited Financial Results

HONG KONG, October 17, 2025 — Magic Empire Global Limited (“MEGL” or the “Company”) (NASDAQ: MEGL), a financial services provider in Hong Kong which principally engages in the provision of corporate finance advisory services, today announced its unaudited financial results for the six months ended June 30, 2025.

Overview:

●	Revenue decreased by approximately 33.8% from approximately HK$7.7 million for the six months ended June 30, 2024 to approximately HK$5.1 million (US$0.7 million) for the six months ended June 30, 2025

●	Net income (loss) net loss for the six months ended June 30, 2025 was approximately HK$4.6 million (US$0.6 million) while net income for the six months ended June 30, 2024 was approximately HK$0.6 million

Six Month Financial Results Ended June 30, 2025

Revenue. Revenue decreased by approximately 33.8% from approximately HK$7.7 million for the six months ended June 30, 2024 to approximately HK$5.1 million (US$0.7 million) for the six months ended June 30, 2025, mainly due to decrease in our revenue from financial and independent advisory services. Our revenue from financial and independent advisory services decreased by approximately HK$2.2 million, or 31.8% from approximately HK$6.9 million for the six months ended June 30, 2024 to approximately HK$4.7 million (US$0.6 million) for the six months ended June 30, 2025 and we completed two financial advisory projects for clients pursuing listing on Nasdaq during the period (six months ended June 30, 2024: 2). Revenue from compliance advisory services remained relatively stable at approximately HK$0.4 million (approximately US$55,000) for the six months ended June 30, 2025 compared to approximately HK$0.5 million for the six months ended June 30, 2024.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by approximately HK$2.3 million, or 25.2%, from approximately HK$9.2 million for the six months ended June 30, 2024 to approximately HK$11.5 million (approximately US$1.5 million) for the six months ended June 30, 2025, which was mainly due to (i) increase in staff costs resulting from increase in payroll and bonus to our staff; (ii) increase in travelling, accommodation and entertainment expenses due to increase in travelling for business development initiatives; and (iii) increase in professional fee; and partially offset by decrease in rent and rates.

Other income, net. Other net income decreased by approximately HK$0.2 million, or 11.7%, from approximately HK$2.1 million for the six months ended June 30, 2024 to approximately HK$1.9 million (approximately US$0.2 million) for the six months ended June 30, 2025, which was mainly due to the decrease in interest income resulting from decrease in bank savings interest rates during the period.

Income tax expense. Income tax expense was nil for the six months ended June 30, 2024 and 2025 as we have available tax losses brought forward.

Net income (loss). Net loss for the six months ended June 30, 2025 was approximately HK$4.6 million (US$0.6 million) while net income for the six months ended June 30, 2024 was approximately HK$0.6 million, which was mainly due to decrease in revenue and increase in staff costs during the six months ended June 30, 2025.

Basic and diluted EPS. Basic and diluted loss per share were approximately HK$(0.90) (approximately US$(0.11)) for the six months ended June 30, 2025, as compared to basic and diluted earnings per share of HK$0.12 for the six months ended June 30, 2024.

About Magic Empire Global Limited

Magic Empire Global Limited is a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services. Its service offerings mainly comprise (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; and (iii) compliance advisory services. For more information, visit the Company’s website at http://www.meglmagic.com.

Exchange Rate Information

This announcement contains translations of certain HK$ amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8499 to US$1.00, the exchange rate on June 30, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Hong Kong:

Magic Empire Global Limited

Ms. Vivien Tai

Tel: +852 3577 8770

E-mail: meglir@giraffecap.com

MAGIC EMPIRE GLOBAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$
ASSETS
Current assets:
Cash	127,511,687	122,536,554	15,609,951
Accounts receivable	1,794,218	2,942,979	374,907
Interest receivables	449,605	—	—
Deposits and prepayments	885,448	988,049	125,868

Total current assets	130,640,958	126,467,582	16,110,726

Non-current assets:
Property and equipment, net	1,314,011	1,123,515	143,125
Right-of-use assets	4,188,215	3,459,830	440,748

Total non-current assets	5,502,226	4,583,345	583,873
Total assets	136,143,184	131,050,927	16,694,599

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	693,234	33,058	4,211
Contract liabilities	1,644,000	2,204,000	280,769
Operating lease liabilities	1,204,436	1,553,327	197,879

Total current liabilities	3,541,670	3,790,385	482,859

Non-current liabilities:
Operating lease liabilities	3,063,509	2,276,433	289,995
Total current liabilities	3,063,509	2,276,433	289,995
Total liabilities	6,605,179	6,066,818	772,854

COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY
Ordinary Shares, 600,000,000 ordinary shares authorized without par value comprising:
4,064,050 Class A ordinary shares issued and outstanding as of December 31, 2024 and June 30, 2025*	12,701	12,701	1,618
1,000,000 Class B ordinary shares issued and outstanding as of December 31, 2024 and June 30, 2025*	3,125	3,125	398
Additional paid-in capital	138,662,858	138,662,858	17,664,283
Accumulated deficit	(9,140,679)	(13,694,575)	(1,744,554)
Total shareholders’ equity	129,538,005	124,984,109	15,921,745
Total liabilities and shareholders’ equity	136,143,184	131,050,927	16,694,599

*	Giving retroactive effect to the share combination at a ratio of 4:1 effected on February 6, 2025.

MAGIC EMPIRE GLOBAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the six months ended
	June 30, 2024	June 30, 2025	June 30, 2025
	HK$	HK$	US$
REVENUE	7,719,600	5,112,000	651,219

OPERATING EXPENSES:
Selling, general and administrative expenses	(9,224,710)	(11,549,650)	(1,471,312)
Total operating expenses	(9,224,710)	(11,549,650)	(1,471,312)

LOSS FROM OPERATIONS	(1,505,110)	(6,437,650)	(820,093)

OTHER INCOME (EXPENSE)
Interest income	2,166,502	1,996,193	254,295
Other expenses	(33,410)	(112,439)	(14,324)
Total other income, net	2,133,092	1,883,754	239,971

INCOME (LOSS) BEFORE INCOME TAXES	627,982	(4,553,896)	(580,122)
INCOME TAX EXPENSES	—	—	—
NET INCOME (LOSS)	627,982	(4,553,896)	(580,122)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	5,064,050	5,064,050	5,064,050

EARNINGS (LOSS) PER SHARE
Basic and diluted*	0.12	(0.90)	(0.11)

*	Giving retroactive effect to the share combination at a ratio of 4:1 effected on February 6, 2025.